New Frontier Corporation

23rd Floor, 299 QRC

287-299 Queen’s Road Central

Hong Kong

June 25, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Kim McManus
Mr. Joshua Lobert

Re:	New Frontier Corporation
Registration Statement on Form S-1/A
Filed June 22, 2018
File No. 333-225421

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, New Frontier Corporation (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:30 p.m. (EDT) on June 27, 2018, or as soon as practicable thereafter.

Please call Joel L. Rubinstein, Esq. of Winston & Strawn LLP at (212) 294-5336 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

New Frontier Corporation

By:	/s/ Carl Wu
Carl Wu
Chief Executive Officer

cc:      Joel L. Rubinstein, Esq., Winston & Strawn LLP